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                          June 4, 2024

       Robert Rasmus
       Chief Executive Officer
       Arq, Inc.
       8051 E. Maplewood Ave.
       Suite 210
       Greenwood Village, CO 80111

                                                        Re: Arq, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 28, 2024
                                                            File No. 333-279761

       Dear Robert Rasmus:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Augustin at 202-551-8483 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services